EXHIBIT 21

Union National Financial Corporation
Subsidiaries Of Registrant

Subsidiary	Incorporation

Union National Community Bank	National Banking Association

Union National Capital Trust I	Delaware Statutory Trust

Union National Capital Trust II	Delaware Statutory Trust

Union National Insurance Agency, Inc.	Pennsylvania Business Corporation

Home Team Financial, LLC	Pennsylvania Limited Liability Company

TA of Lancaster, LLC	Pennsylvania Limited Liability Company